UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 1, 2023

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On October 1, 2023, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of September 2023 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	$2,723.6	$0.042
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	$4,660.5	$0.078
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	$3,193.5	$0.043
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC(3) (4) (5)	$343.49	$0.003
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	$1,282.5	$0.013
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC(2) (3) (4)	$157.5	$0.007

(1) Distributions by this Series were made based on the total Shares outstanding as of September 1, 2023.

(2) The tenant occupying Unit 11 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(3) This Property has one or more apartment units that are currently vacant.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(4) The tenant occupying Unit 4 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(5) The tenant occupying Unit 3 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC's website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2023	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 132 Cornelia Street (5)	open	06/28/2022	-	65,119	1,238,150.53	9,212.62	86.28	269.35	5%
2.	Landa Series 1363 Hancock Street (5)	open	06/28/2022	-	59,605	1,631,149.24	15,597.5	1,103.68	570	5%
3.	Landa Series 24 Ditmars Street (5)	open	06/28/2022	-	73,792	1,486,485.97	7,345	438.18	289	5%
4.	Landa Series 368 Irwin Street Northeast (6)(8) (9) (10)	open	06/28/2022	-	98,186	1,175,239.29	6,400	1,073	212.33	8%
5.	Landa Series 6696 Mableton Parkway SE (6)	closed	06/28/2022	12/15/2022	100,000	505,527	4,373.75	516.27	188.27	8%
6.	Landa Series 996 Greenwood Avenue Northeast (6)(7) (8) (9)	open	06/28/2022	-	22,656	575,949.5	4,155.69	0	1,187	8%

(1) All 100,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 100,000 Shares

(3) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4) Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5) The Monthly Management Fee payable by each Series is expected to equal five percent (5%) of the Gross Monthly Rent.

(6) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(7) The tenant occupying Unit 11 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(8) This Property has one or more apartment units that are currently vacant.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(9) The tenant occupying Unit 4 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(10) The tenant occupying Unit 3 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.